Exhibit 99.21

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada except Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This preliminary short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this preliminary short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal and Administrative Officer of Mogo Finance Technology Inc. at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	May 8, 2017

MOGO FINANCE TECHNOLOGY INC.

Up to $15,000,000

10% Convertible Senior Secured Debentures

This short form prospectus qualifies the distribution (the “Offering”) of up to $15,000,000 aggregate principal amount of 10% convertible secured debentures (the “Debentures”) of Mogo Finance Technology Inc. (“Mogo”, the “Company”, “us” or “we”) at a price of $1,000 per Debenture (the “Offering Price”). The Debentures have a maturity date of May ●, 2020 (the “Maturity Date”). The Debentures are being offered for sale pursuant to an agency agreement (the “Agency Agreement”) dated May ●, 2017 between the Company, Mackie Research Capital Corporation (the “Lead Agent”) and Cormark Securities Inc., Canaccord Genuity Corp., Haywood Securities Inc. and M Partners Inc. (together with the Lead Agent, the “Agents”). See “Plan of Distribution”.

The Debentures will bear interest from the date of issue at 10% per annum (“Interest”) payable semi-annually in arrears on November 30 and May 31 of each year commencing November 30, 2017, with the initial Interest payment representing accrued Interest for the period from and including the date of issue to, but excluding, November 30, 2017. Assuming the Debentures are issued on the expected Closing Date (as defined herein) of May ●, 2017, the initial Interest payment will be $● per $1,000 aggregate principal amount of the Debentures. Principal and Interest is payable in cash or, at the Company’s option and subject to any required Toronto Stock Exchange (“TSX”) approval and provided that no Event of Default (as defined herein), in freely tradeable common shares of the Company (“Common Shares”) issued at a price equal to the volume weighted average trading price (“VWAP”) of the Common Shares on the TSX for the 20 trading days ending on the fifth day prior to the Maturity Date or the date on which such Interest payment is due, as the case may be. The Company may, at its option, subject to applicable regulatory approval and provided that no Event of Default has occurred and is continuing, any time after 12 months from the Closing Date and at any time prior to the Maturity Date, with not less than 30 days’ written notice to Debentureholders, prepay Debentures in whole or in part, plus accrued Interest, in cash, provided however, if the prepayment is to occur: (i) within 24 months of the Closing Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive (1) an additional payment in the amount of 5% of the prepayment amount and (2) the Interest that would have accrued from the date of prepayment to, but excluding, the day that is 24 months from the Closing Date; or (ii) after 24 months of the Closing Date but prior to the Maturity Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive the Interest that would have accrued from the date of prepayment to, but excluding, the Maturity Date. See “Description of the Debentures”.

Debenture Conversion Privilege

Each Debenture will be convertible into Common Shares, at the option of the holder of a Debenture (each, a “Debentureholder”), at any time prior to the earlier of the close of business on the business day immediately preceding: (i) the Maturity Date; or (ii) if such Debenture has been called for prepayment or early conversion or is subject to repurchase pursuant to a change of control, the date specified for prepayment, early conversion or repurchase, as applicable, of the Debentures, at a price per Common Share equal to $5.00 (the “Conversion Price”), being a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to a minimum conversion amount of $5,000. Debentureholders converting their Debentures will receive accrued and unpaid Interest on such Debentures for the period from the last Interest payment date (or the Closing Date of the Debentures if there has not yet been an Interest payment date) to, but excluding, the date of conversion. See “Description of the Debentures – Conversion Privilege”.

The Debentures will be secured and will be subordinated to the Company’s present secured indebtedness with Fortress Credit Co LLC (“Fortress”) and any other future secured indebtedness of a similar nature, but shall rank ahead of all other present and future secured and subordinated indebtedness and all future unsecured indebtedness of the Company. The Debentures will be subject to a subordination agreement with Fortress.

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation. An investment in the Debentures and the Common Shares issuable under the Debentures is subject to a number of risks and investment considerations that should be carefully considered by a prospective purchaser. See “Risk Factors”.

We have applied to list the Debentures and the Common Shares issuable upon conversion of the Debentures on the TSX. The Common Shares are listed and posted for trading on the TSX under the trading symbol “MOGO”. Such listings will be subject to the Company fulfilling all of the listing requirements of the TSX. On May 5, 2017, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the TSX was $3.98 per Common Share.

The terms of the Offering were determined by negotiation among the Company and the Lead Agent on its own behalf and on behalf of the other Agents. See “Plan of Distribution”.

Price: $1,000 per Debenture

	Price to	Agents’	Net Proceeds
	the Public	Commission(1)	to the Company(2)
Per Debenture	$1,000	$60	$940
Total Offering(3)	$15,000,000	$900,000	$14,100,000

(1)	The Agents’ commission represents 6% of the offering price of the Debentures.
(2)	After deducting the aggregate Agents’ commission but before deducting the expenses of the Offering, estimated at $●. See “Use of Proceeds”.
(3)	The Company has granted the Agents an option (the “Agents’ Option”) exercisable at any time up to 48 hours prior to the closing of the Offering (the “Closing”) to increase the size of the Offering by up to 15% by offering up to an additional $2,250,000 aggregate principal amount of Debentures (the “Additional Debentures”), by giving written notice of the exercise of the Agents’ Option, or any part thereof. The amounts included in the table assume no exercise of the Agents’ Option. If the Agents’ Option is exercised in full, the total “Price to the Public”, “Agents’ Commission” and “Net Proceeds to the Company” will be $17,250,000, $1,035,000 and $16,215,000, respectively. This short form prospectus qualifies both the grant of the Agents’ Option and the distribution of the Additional Debentures. An investor who acquires Debentures forming part of the Agents’ Option acquires those Debentures under this short form prospectus.

The following table sets out the number of Debentures that may be offered by the Company pursuant to the Agents’ Option.

Maximum Size or
Number of Securities
Agents’ Position	Available	Exercise Period	Exercise Price
Agents’ Option	$2,250,000 aggregate
	principal amount of	Up to 48 hours prior to the	$1,000 per Additional
	Additional Debentures	Closing	Debenture

The terms and conditions of the Debentures will be governed by a debenture indenture (the “Indenture”) between the Company and Computershare Trust Company of Canada (the “Trustee”) to be entered into on or before the Closing. See “Description of the Debentures”.

There is no minimum amount of funds that must be raised under the Offering. This means that the Company could complete this Offering after raising only a small proportion of the Offering amount set out above.

Subject to applicable laws, the Agents may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Debentures at levels other than those that might otherwise prevail on the open market. See “Plan of Distribution”.

The Offering is being conducted on a commercially reasonable “best efforts” agency basis by the Agents who conditionally offer the Debentures for sale, if, as and when issued by the Company and delivered to and accepted by the Agents, in accordance with the terms and conditions contained in the Agency Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, and on behalf of the Agents by Fasken Martineau DuMoulin LLP.

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about May ●, 2017, or such other date not later than 90 days after the date of the receipt for this short form prospectus (the “Closing Date”). The Debentures will be issued and deposited in electronic form with CDS Clearing and Depository Services Inc. (“CDS”) or its nominee pursuant to the book-based system administered by CDS. Certificates evidencing the Debentures will not be issued to subscribers and subscribers will receive only a customer confirmation from the Agent or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. See “Description of the Debenture – Depository Services”.

The earnings coverage ratios in respect of Mogo’s indebtedness for the twelve-month periods ended December 31, 2016 and March 31, 2017, after giving effect to the Offering, are less than 1:1. See “Earnings Coverage”.

Gregory Feller, a director of the Company and the Company’s President and Chief Financial Officer, resides outside of Canada. Mr. Feller has appointed 152928 Canada Inc., Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process.

Our head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1. Our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

TABLE OF CONTENTS

About this Prospectus	1
Documents Incorporated by Reference	2
Marketing Materials	3
Forward-Looking Information	3
Our Company	6
Description of Share Capital	8
Prior Sales	9
Trading Price and Volume	10
Use of Proceeds	10
Description of the Debentures	11
Plan of Distribution	19
Consolidated Capitalization	22
Existing Indebtedness of the Company	22
Earnings Coverage	23
Risk Factors	23
Certain Canadian Federal Income Tax Considerations	28
Eligibility for Investment	33
Legal Matters	34
Legal Proceedings	34
Auditor, Transfer Agent and Registrar	34
Purchasers’ Statutory and Contractual Rights	34
Certificate of the Issuer	C-1
Certificate of the Agents	C-2

ABOUT THIS PROSPECTUS

Unless otherwise noted or the context otherwise indicates, “Mogo”, the “Company”, “us” or “we” refer to Mogo Finance Technology Inc. and its subsidiaries and predecessors.

Unless otherwise indicated, the disclosure contained in this short form prospectus assumes that the Agents’ Option has not been exercised.

An investor should rely only on the information contained in this short form prospectus and the information incorporated by reference in this short form prospectus. Neither we nor any of the Agents have authorized anyone to provide investors with additional or different information. The information contained on mogo.ca is not included in or incorporated by reference into this short form prospectus and prospective investors should not rely on such information when deciding whether or not to invest in the Debentures. Any graphs, tables or other information demonstrating our historical performance or of any other entity contained in this short form prospectus or the information incorporated by reference in this short form prospectus are intended only to illustrate past performance and are not necessarily indicative of our future performance or that of any other entity. The information contained in this short form prospectus is accurate only as of the date of this short form prospectus or the date indicated, regardless of the time of delivery of this short form prospectus or of any sale of the Debentures.

The Company and the Agents are not offering to sell the Debentures in any jurisdiction where the offer or sale of such securities is not permitted. For investors outside Canada, neither we nor any of the Agents have done anything that would permit the Offering or possession or distribution of this short form prospectus in any jurisdiction where action for that purpose is required, other than in Canada. Investors are required to inform themselves about, and to observe any restrictions relating to, the Offering and the possession or distribution of this short form prospectus.

This short form prospectus and the information incorporated herein by reference include certain trade names and trademarks which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this short form prospectus may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights to these trademarks and trade names.

In this short form prospectus, references to “$” are to Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal and Administrative Officer of Mogo Finance Technology Inc. at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com.

Our following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	Our annual information form dated March 7, 2017 (the “AIF”);

(b)	Our audited annual consolidated financial statements for the fiscal year ended December 31, 2016, together with the notes thereto and the independent auditors’ report thereon;

(c)	Our management’s discussion and analysis for the fiscal year ended December 31, 2016;

(d)	Our unaudited interim consolidated financial statement for the three-months ended March 31, 2017;

(e)	Our management’s discussion and analysis for the three months ended March 31, 2017;

(f)	Our management information circular dated May 1, 2017 prepared in connection with the annual meeting of the shareholders of the Company to be held on June 7, 2017;

(g)	Our term sheet in respect of the Offering dated May 8, 2017 (the “Term Sheet”); and

(h)	Our marketing presentation in respect of the Offering dated May 8, 2017 (the “Marketing Presentation”, and together with the Term Sheet, the “Marketing Materials”).

Any documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions subsequently filed by us with the various securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

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MARKETING MATERIALS

The Marketing Materials are not part of this short form prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this short form prospectus or any amendment. Any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of this short form prospectus and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference into and form an integral part of this short form prospectus.

FORWARD-LOOKING INFORMATION

This short form prospectus contains “forward-looking information” within the meaning of applicable securities laws in Canada. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “outlook”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Discussions containing forward-looking information may be found, among other places, under “Our Business”, “Use of Proceeds”, “Risk Factors” and “Plan of Distribution” and in sections of the documents which are incorporated herein by reference.

This forward-looking information includes, among other things, statements relating to:

•	the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;

•	the Company’s anticipated cash needs and its needs for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities;

•	the Company’s ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company’s plans for and timing of expansion of its products and services;

•	the Company’s future growth plans;

•	the acceptance by the Company’s customers and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new customers and develop and maintain existing customers;

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•	the Company’s ability to attract and retain personnel;

•	the Company’s expectations with respect to advancement of its product offering;

•	the Company’s competitive position and the regulatory environment in which the Company operates;

•	anticipated trends and challenges in the Company’s business and the markets in which it operates; and

•	the completion of the Offering.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Given these assumptions, investors should not place undue reliance on this forward-looking information. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail or incorporated by reference in the section entitled “Risk Factors” or elsewhere in, or incorporated by reference into this short form prospectus, including risks relating to:

•	our limited operating history in an evolving industry;

•	our recent, rapid growth;

•	our history of losses;

•	our efforts to expand our market reach and product portfolio;

•	changes in the regulatory environment or in the way regulations are interpreted;

•	privacy;

•	economic conditions;

•	material changes to the interest rate charged to our members and paid to our lenders;

•	disruptions in the credit markets;

•	an increase in member default rates;

•	our negative operating cash flow;

•	our ability to access additional capital through issuances of equity and debt securities;

•	the concentration of our debt funding sources and our ability to access additional capital from those sources;

•	the financial covenants under our credit facilities;

•	security breaches of customers’ confidential information;

•	our ability to collect payment on our loans and maintain accurate accounts;

•	a decline in demand for our products;

•	our products achieving sufficient market acceptance;

•	protecting our intellectual property rights;

•	claims by third parties for alleged infringement of their intellectual property rights;

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•	the use of open source software and any failure to comply with the terms of open source licenses;

•	serious errors or defects in our software and attacks or security breaches;

•	the reliability of our credit scoring model;

•	access to reliable third-party data;

•	our risk management efforts;

•	our levels of indebtedness;

•	the adequacy of our allowance for loan losses;

•	exchange rate fluctuations;

•	our marketing efforts and ability to increase brand awareness;

•	member complaints and negative publicity;

•	misconduct and/or errors by our employees and third-party service providers;

•	our ability to collect payment on and service the loans we make to our members;

•	our reliance on data centres to deliver our services and any disruption thereof;

•	competition in our industry;

•	the reliability of information provided by our members;

•	our reliance on key personnel;

•	competition for employees;

•	preserving our corporate culture;

•	risks related to litigation;

•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism;

•	our discretion in the use of the proceeds of the Offering;

•	volatility in the market price for Common Shares;

•	future sales of our securities by existing shareholders causing the market price for Common Shares to fall;

•	no cash dividends for the foreseeable future;

•	our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business; and

•	the other factors discussed under “Risk Factors” in the AIF.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by readers.

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Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this short form prospectus and in the information incorporated by reference in this short form prospectus represents our expectations as of the date of this short form prospectus (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws in Canada.

All of the forward-looking information contained in this short form prospectus and in the information incorporated by reference in this short form prospectus is expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Debentures and Common Shares issuable under the Debentures.

OUR COMPANY

Business of the Company

Mogo is a Vancouver-based financial technology company, focused on building the best digital banking experience in Canada, with innovative products designed to help consumers control their financial health. With more than 400,000 members and growing, Mogo is leading the shift to digital banking in Canada. The MogoAccount takes a mobile-first approach with sign-up in less than three minutes. Through the MogoAccount, we offer four additional innovative products:

•	Free credit score monitoring;

•	Digital spending account (the “Mogo Spending Account”), accessible through a free Mogo Platinum Prepaid Visa® Card (the “MogoCard”) and used in conjunction with the Mogo app;

•	Personal loans up to $35,000 with a unique “Level Up” program; and

•	Mortgage experience.

The Mogo system is based on a Service Oriented Architecture (SOA) model. All functions are designed and built as small services. These small services are not only easy to understand, which reduces learning time, they also increase system reliability and can be deployed independently. Through its use of an asynchronous RESTful application program interface (API) protocol, the system is also scalable.

We built our integrated platform specifically to meet the financing needs of consumers, with the objective of providing a growing and innovative suite of products that address the full credit spectrum of consumers in a socially responsible manner.

Our platform is characterized by four key technology strengths:

Ease of Use. Having a customer centric approach requires providing customers with a high degree of usability, facilitated by a positive consumer experience and self-service. This objective transcends everything we do beginning with the front end of Mogo’s website to the customer’s online interaction with our product and account pages. We look to promote customer self-service through a secure customer portal called the “Member Account”. The Mogo customer relationship management environment, which is integrated within the Member Account, provides automated personalized communication to customers via emails, text messages and phone calls. This includes upselling and cross selling options as well as product status information in a streamlined and easy to use manner.

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Automation. Ensuring a quick and appropriate decisioning process, 24/7, requires streamlining the process to avoid steps that are unnecessarily burdensome to the customer. We view automation as an important element of this, whether it is during the application process, which includes verification of employment, bank or phone data, as well as during all monetary transactions, including loan funding and customer payment processes. Our online interactions with our customers are enabled via website rendering on both desktop and mobile.

Analytics Based. A key pillar of our platform is the integration of analytics into the transaction flow. By doing so, we believe we are able to derive unique insights into our operations and customer experience. Because our process is not dependent on offline data warehousing functionality, we are able to leverage real time actionable intelligence instead of relying on potentially outdated trend observation analyses. This enables real time credit, upsell and cross-selling opportunities, as well as a personalized customer experience. We believe that our data driven model facilitates and maximizes the sourcing of consumer prospects, significantly increases product application completions, yields a higher customer conversion rate and enables higher customer retention and collections performance.

Plug & Play Functionality. We use standardized transaction interfaces to third party vendor technologies instead of customized integrations or offline/batch data synchronization. By designing our platform architecture this way, we have the ability to rapidly evolve and expand our platform using the most advanced capabilities available in the market without significant investment. By way of example, our card ecosystem, fraud monitoring and credit risk functions all operate through plug & play interfaces to our enterprise vendors. Selection of these vendors is driven by their functional scope and the value we are able to derive via our loan, mortgage and card platforms. We frequently review the capabilities and value of other or emerging technologies, and are able to replace or integrate existing or new providers into the platform as a result of this flexible structure.

Our technology platform is integrated into all aspects of our business. The data that we generate through our various processes is monitored and allows us to regularly refine and improve our business. This data plays a key role in our credit quality and marketing functions. Since we are able to correlate the performance of our products against these and other metrics, we are able to regularly improve the quality of our credit decisioning. Through the use of analytics, the data we collect also provides valuable marketing insight.

Since our initial public offering in June 2015, Mogo has evolved from a single-product online lending platform to a multi-product digital banking experience. Our member base has nearly tripled from approximately 99,000 reported as at March 31, 2015, being the last quarter reported at the time of our initial public offering, to approximately 396,000 reported as at March 31, 2017. Our gross loan book has increased from $29 million to $68 million, while our short-term loan mix has decreased from 55% to 15% as at March 31, 2017 compared to March 31, 2015. Our charge-off rate decreased from 33.8% for the quarter ended March 31, 2015 to 19.7% for the quarter ended March 31, 2017. For the 12 months ended March 31, 2017, our revenue increased to $48.4 million from the revenue of $29.1 million for the 12 months ended March 31, 2015.

We intend on continuing to increase our share of the $560+ billion overall consumer loan market in Canada with initiatives that will include the launch of certain Mogo products in all other provinces in Canada excluding Québec.

Corporate Structure

Mogo Finance Technology Inc. was incorporated under the Company Act (British Columbia) on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the Business Corporations Act (British Columbia) on May 4, 2005. Our name was changed several times, the last of which occurred on June 1, 2012 when our name was changed from “Hornby Management Inc.” to the current name, “Mogo Finance Technology Inc.” Our head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1 and our registered office is located at Suite 1700, 666 Burrard Street Vancouver, BC V6C 2X8.

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Mogo has a number of direct and indirect subsidiaries including the following material subsidiaries, each of which is wholly owned by Mogo:

•	Mogo Financial (B.C.) Inc. was incorporated under the laws of the Province of British Columbia on September 11, 2003 and operated Mogo’s stores in British Columbia until April 2016.

•	Mogo Financial (Alberta) Inc. was incorporated under the laws of the Province of Alberta on September 15, 2003, operates a portion of Mogo’s online lending platform in Alberta and operated Mogo’s stores in Alberta until April 2016.

•	Mogo Financial Inc. was incorporated under the laws of the Province of Manitoba on September 10, 2003 and operates Mogo’s online lending platform in Ontario, Alberta and British Columbia.

•	Mogo Financial (Ontario) Inc. was incorporated under the laws of the Province of Ontario on September 15, 2003 and operated Mogo’s stores in Ontario until April 2016.

•	Mogo Mortgage Technology Inc. was incorporated under the laws of the Province of British Columbia on April 22, 2016 and operates Mogo’s online mortgage brokerage platform.

DESCRIPTION OF SHARE CAPITAL

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles (“Articles”).

Our authorized share capital consists of an unlimited number of Common Shares. As at the date hereof, there are 18,298,958 Common Shares issued and outstanding.

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Company’s shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by the Company’s Board of Directors. Holders of common shares are entitled to participate in any distribution of the Company’s net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per share.

Advance Notice Provisions

We have included certain advance notice provisions with respect to the election of our directors in our Articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board of directors (“Board”) nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days and not more than 65 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date.

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PRIOR SALES

The following table summarizes all our issuances of Common Shares or any other securities convertible into or exchangeable for Common Shares in the twelve-month period preceding the date of this short form prospectus:

		Number of	Average
		Securities	Issuance/Exercise
Date of Issuance	Nature of Issuance	Issued	Price per Security
January 5, 2017	Common Share issuance on vesting of restricted stock units	18,748	$1.98	(1)
May 24, 2016	Option grant	48,100	$2.45
September 12, 2016	Option grant	914,701	$1.78
November 17, 2016	Option grant	160,167	$1.89
December 14, 2016	Option grant	13,250	$1.98
February 14, 2017	Option grant	100,000	$2.31
March 8, 2017	Option grant	62,150	$3.07
September 12, 2016	Grant of restricted stock units	73,374	N/A	(1)

(1)	Restricted stock units (“RSUs”) are granted under the Company’s Restricted Stock Unit Plan. The issuance price is determined upon the issuance of the underlying Common Shares upon vesting of RSUs.

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TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol “MOGO”. On May 5, 2017, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the TSX was $3.98 per Common Share. The following table shows the monthly range of high and low prices per Common Share per month, as well as total monthly volumes of the Common Shares traded on the TSX on a monthly basis for each of the last twelve months:

Month	High	Low	Volume
May 1 - 5, 2017	$4.42	$3.70	1,198,853
April 2017	$4.01	$2.91	3,620,506
March 2017	$3.65	$2.68	2,502,749
February 2017	$4.10	$2.25	2,364,192
January 2017	$2.50	$1.90	725,058
December 2016	$2.08	$1.71	581,735
November 2016	$2.25	$1.38	1,106,728
October 2016	$1.52	$1.10	1,104,670
September 2016	$1.73	$1.40	637,820
August 2016	$1.93	$1.46	737,784
July 2016	$2.00	$1.80	392,283
June 2016	$2.20	$1.74	518,882
May 2016	$2.48	$1.55	1,398,671

USE OF PROCEEDS

The estimated net proceeds from the sale of the Debentures will be approximately $● ($● if the Agents’ Option is exercised in full) after deducting the Agents’ commission of $● ($● if the Agents’ Option is exercised in full) and the expenses of the Offering which are estimated to be approximately $● ($● if the Agents’ Option is exercised in full).

Mogo intends to use the net proceeds from the Offering to fund the growth of the Company’s loan portfolio, with an emphasis on its long-term loan products. The Company’s loans are primarily funded using two credit facilities with Fortress, with a portion of each loan funded by the Company. The net proceeds of the Offering will be used to satisfy such portion of each new loan. Some portion of the net proceeds may also be used to fund strategic acquisition opportunities in order to accelerate one or more of the Company’s existing products and/or add additional products that complement its consumer facing digital platform. See “Description of Existing Indebtedness” for a description of Mogo’s existing credit facilities.

Pending such application of the net proceeds of the Offering, Mogo may elect to invest such funds, in whole or in part, in short-term investment-grade securities or bank deposits.

The Company intends to use the estimated net proceeds as stated in this short form prospectus; however there may be circumstances where, for sound business reasons, a reallocation of proceeds may be deemed prudent or necessary.

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DESCRIPTION OF THE DEBENTURES

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Indenture, which will be filed with the applicable Canadian securities regulatory authorities and available on SEDAR at www.sedar.com. For greater certainty, in the event of any conflict between the summary provided in this short form prospectus and the Indenture in respect of the terms of the Debentures, the Indenture shall govern.

General

The Debentures will be issued under the Indenture. The Debentures authorized for issue will be limited in aggregate principal amount to $17,250,000. The Company may, however, from time to time, without the consent of the Debentureholders but subject to the limitations described in the Indenture, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. The Debentures will be dated the Closing Date and have a maturity date of May ●, 2020.

The Debentures will bear Interest from and including the date of issue at 10% per annum payable semi-annually in arrears on May 31 and November 30 of each year commencing November 30, 2017, with the initial Interest payment representing accrued Interest for the period from and including the date of issue to, but excluding November 30, 2017. Assuming the Debentures are issued on the expected Closing Date of May ●, 2017, the initial Interest payment will be $● per $1,000 aggregate principal amount of the Debentures. Each payment of Interest on the Debentures will include Interest accrued for the period commencing on and including the immediately preceding Interest Payment Date (as defined below) (or, if none, the initial issuance date of the Debentures) through the day before the next following Interest Payment Date (or prepayment or purchase date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest for all periods shall be computed on the basis of a 365 day year.

Principal and/or Interest is payable in cash or, at the Company’s option and subject to any required TSX approval, and provided that no Event of Default (as defined below) has occurred and is continuing, in freely tradeable Common Shares issued at a price equal to the VWAP of the Common Shares on the TSX for the 20 trading days ending on the fifth day prior to the Maturity Date or the date on which such Interest payment is due (as applicable). See “Payment Upon Maturity” and “Interest Payment Option”.

The Debentures will be direct obligations of the Company. The Debentures are secured and the Company will provide a senior security interest over the Secured Assets (as defined below), subject only to the subordination of such security interest as described below and pursuant to the terms of the Indenture. The Debentures will rank equally with one another.

Recourse against the Company under the security will be limited to the Secured Assets. The security granted in respect of the Debentures will be limited to the Secured Assets and the Debentures will rank subordinate to the Company’s present secured indebtedness with Fortress and any other future secured indebtedness of a similar nature, but will rank ahead of all other present and future secured and subordinated indebtedness and all future unsecured indebtedness of the Company. See “Subordination” and “Security”.

The Indenture will not limit the ability of the Company to incur additional indebtedness, including indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

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Conversion Privilege

Each Debenture will be convertible into Common Shares, at the option of the Debentureholder, at any time prior to the earlier of the close of business on the business day immediately preceding: (i) the Maturity Date, or (ii) if such Debenture has been called for prepayment or early conversion or is subject to repurchase pursuant to a change of control, the date specified for prepayment, early conversion, or repurchase, as applicable, of the Debentures, at a price per Common Share equal to the Conversion Price, being a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to a minimum conversion amount of $5,000. Upon a voluntary conversion by a Debentureholder, the Company may offer and such Debentureholder (in the Debentureholder’s discretion) may agree to the delivery of cash for all or a portion of the Debentures converted in lieu of Common Shares. Debentureholders converting their Debentures will be entitled to receive, in addition to the applicable number of Common Shares (or cash in lieu), accrued and unpaid Interest (less any taxes required to be deducted) on such Debentures payable in cash or Common Shares in respect thereof for the period from the last Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the date of conversion, unless they surrender their Debentures for conversion following the close of business of any Interest payment record date and before the close of business on the corresponding Interest Payment Date, in which case, they will receive the Interest payable on such Debentures on the corresponding Interest Payment Date notwithstanding the conversion.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events, including:

(a)	if the Company (i) subdivides or redivides the outstanding Common Shares, (ii) reduces, combines or consolidates the outstanding Common Shares, or (iii) issues Common Shares or securities convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution (other than the issue of securities to holders of Common Shares who have elected to receive dividends or distributions in the form of securities of the Company in the ordinary course);

(b)	if the Company fixes a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion, exchange or exercise price per share) less than 95% of the Current Market Price (as defined below) of a Common Share on such record date;

(c)	if the Company makes a distribution to all or substantially all holders of Common Shares, of shares or other securities or evidences of indebtedness or other assets of the Company or dividends or distributions (but excluding any issuance of options, rights or warrants for which adjustment was previously made); or

(d)	the payment of cash or any other consideration in respect of an issuer bid (other than a normal course issuer bid) by the Company or any of its subsidiaries to its shareholders to the extent that the cash and fair market value of any other consideration included in the payment per Common Share exceeds the Current Market Price of the Common Shares on the date of expiry of or last date for tender to such issuer bid.

The term “Current Market Price” will be defined in the Indenture to mean the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event. The weighted average trading price will be determined by dividing the aggregate sale price of all Common Shares sold on the TSX during the 20 consecutive trading days by the total number of Common Shares so sold.

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There will be no adjustment of the Conversion Price in respect of any event described in (c) above if the Debentureholders are allowed to participate (subject to any TSX approval) as though they had converted their Debentures prior to the applicable record date or effective date. The Company will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%; provided however, that any adjustments which are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

In the case of any reclassification or capital reorganization (other than a change resulting from any event referred to in (a)(i) or (a)(ii) above) of the Common Shares or in the case of any consolidation, amalgamation, arrangement, binding share exchange, merger or acquisition of the Company with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Company as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Company, the terms of the conversion privilege shall be adjusted so that each Debentureholder shall, after such reclassification, capital reorganization, consolidation, amalgamation, arrangement, binding share exchange, merger, acquisition, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Common Shares or other securities or property such Debentureholder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Common Shares into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, binding share exchange, merger, acquisition, sale, conveyance, liquidation, dissolution or winding-up. The Company will give notice to the Debenturholders at least 30 days prior to the effective date of such transaction in accordance with the terms of the Indenture of the consideration into which Debentures will be convertible following such transaction.

No fractional Common Shares will be issued on any conversion but in lieu thereof the Company shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

Early Conversion

The Company will be entitled, prior to the Maturity Date at any time that the 20-day VWAP of the Common Shares on the TSX exceeds 115% of the Conversion Price, subject to applicable regulatory approval and provided that no Event of Default has occurred and is continuing, on not more than 60 days’ but not less than 30 days’ prior written notice to Debentureholders to convert Debentures in whole or in part, including any accrued but unpaid Interest, into freely tradeable Common Shares at the Conversion Price; provided however, if the conversion is to occur within 12 months after the Closing Date, then the Conversion Price will be reduced to $4.25 per Common Share (subject to adjustment in accordance with the Indenture), and Debentureholders whose Debentures are being so converted will be entitled to receive the Interest that would have accrued during the 12-month period from the Closing Date in accordance with the terms of the Debenture. If, prior to the delivery of a conversion notice by the Company, a Debentureholder has elected to convert its Debentures in whole or in part, then the Company’s conversion notice will be deemed to be void, but without prejudice to the Company’s right to deliver further notice of intention to convert any or all of such Debentureholder’s Debentures remaining outstanding. Early conversion is subject to a minimum conversion amount of $5,000.

In the case of early conversion of less than all of the Debentures, the Debentures to be converted will be selected by the Trustee on a pro rata basis or in such other manner as the Trustee deems equitable, subject to compliance with applicable securities legislation and the approval of the TSX, if applicable.

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Prepayment

The Company may, at its option, subject to applicable regulatory approval and provided that no Event of Default has occurred and is continuing, any time after 12 months from the Closing Date and at any time prior to the Maturity Date, with not less than 30 days’ prior written notice to Debentureholders, prepay Debentures in whole or in part, plus accrued Interest, in cash, provided however, if such prepayment occurs: (i) within 24 months of the Closing Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive (1) an additional payment in the amount of 5% of the prepayment amount and (2) the Interest that would have accrued from the date of prepayment to, but excluding, the day that is 24 months from the Closing Date; or (ii) after 24 months of the Closing Date but prior to the Maturity Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive the Interest that would have accrued from the date of prepayment to, but excluding, the Maturity Date.

In the case of prepayment of less than all of the Debentures, the Debentures to be prepaid will be elected by the Trustee on a pro rata basis or in such other manner as the Trustee deems equitable, subject to compliance with applicable securities legislation and the approval of the TSX, if applicable.

Purchase

The Company will have the right to purchase Debentures in the market, by tender or by private contract. However, if an Event of Default has occurred and is continuing, the Company will not have the right to purchase Debentures by private contract.

Payment upon Maturity

At maturity, the Corporation will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures which have matured together with Interest, as the case may be. The Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided that no Event of Default has occurred or is occurring, elect to satisfy its obligation to pay the principal amount of the Debentures which have matured together with Interest by issuing freely tradeable Common Shares to such Debentureholders. The number of Common Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which have matured together with Interest by the VWAP of the Common Shares on the TSX for the 20 trading days ending on the fifth day prior to the maturity date, as the case may be. No fractional Common Shares will be issued on maturity but in lieu thereof the Company shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

Subordination

The payment of the principal of, and Interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Indenture, to the prior payment in full of all senior indebtedness of the Company to Fortress under the Credit Facility – ST and any other future secured indebtedness constituting senior indebtedness, other than any indebtedness which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures. The Debentures will be subject to a subordination agreement with Fortress and any existing or future senior lender, in a form similar to the agreement that exists between Fortress and the Company’s existing subordinate debtholders. To the extent that any of the Company’s subsidiaries guarantee and/or provide security in respect to the Company’s obligations under senior indebtedness, the Debentures will also be structurally subordinated to such senior lender’s recourse to such subsidiaries.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, then the holders of indebtedness senior to the Debentures will receive payment in full before the Debentureholders will be entitled to receive any payment on account of the indebtedness, liabilities and obligations of the Company under the Debentures, whether on account of principal, premium, Interest or otherwise.

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The Indenture will also provide that no payment on account of the indebtedness, liabilities and obligations of the Company under the Debentures, whether on account of principal, premium, Interest or otherwise, shall be made by the Company: (i) upon the occurrence of a default or an event of default with respect to any indebtedness senior to the Debentures; (ii) upon the acceleration of the maturity of any such senior indebtedness; or (iii) when a payment would cause a default or event of default under any such senior indebtedness; unless and until such default or even of default shall have been cured or waived or shall have ceased to exist or such acceleration has been rescinded, neither the Trustee nor the Debentureholders shall be entitled to demand, accelerate, institute proceedings for the collection of (which shall, for certainty include proceedings related to an adjudication or declaration as to the insolvency or bankruptcy of the Company and other similar creditor proceedings), or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default or event of default or acceleration, and unless and until such default shall have been cured or waived or shall have ceased to exist or such acceleration has been rescinded, such payments shall be held in trust for the benefit of, and, if and when such senior indebtedness shall have become due and payable, shall be paid over to, the holders of such senior indebtedness until all such senior indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to holders of such senior indebtedness.

Security

The Debentures will be secured by a general and continuing subordinate security interest, lien, charge, mortgage and encumbrance in all of the Company’s right, title and interest in and to all of the Company’s present and after-acquired personal property and all proceeds of whatsoever nature and kind and wherever situate, with the exception of certain excluded property and permitted encumbrances (the “Secured Interest”) pursuant to the Indenture. Recourse against the Company under the Indenture will be limited to the Secured Interest.

Change of Control of the Company

Not less than 30 days prior to the consummation of: (a) any amalgamation, plan of arrangement, take-over bid, share-for-share exchange, merger, corporate reorganization, or other transaction pursuant to which voting securities of the Company are issued or the issued and outstanding voting securities of the Company are exchanged for or converted into another class of security or securities or the securities of another corporation or entity and pursuant to which the shareholders of the Company immediately prior to such transaction hold fewer than fifty percent (50%) of the issued and outstanding voting securities of the Company or the successor corporation or other entity, as the case may be, immediately following such transaction; or (b) any conveyance, transfer, sale, lease or other disposition of all or substantially all of the Company’s and the Company’s subsidiaries’ assets and properties, taken as a whole (any of the events in (a) or (b) being a “Change of Control”), the Company shall notify the Debentureholders of the Change of Control, and the Debentureholders shall, in their sole discretion, have the right to require the Company to, either: (i) purchase the Debentures at 101% of the principal amount thereof plus unpaid Interest to the Maturity Date; or (ii) convert the Debentures at the Conversion Price, provided that if the Change of Control occurs within 12 months from the date of Closing, then the Conversion Price will be reduced to $4.25 per Common Share (subject to adjustment in accordance with the Indenture) (the “Change of Control Offer”).

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control and a Change of Control Offer have been tendered to the Company pursuant to a Change of Control Offer, the Company will have the right to elect to redeem all the Debentures remaining outstanding on the expiration of the Change of Control Offer on the same terms as the Change of Control Offer. Notice of such redemption must be given by the Company to the Trustee within 10 days following the expiry of the Change of Control Offer, and promptly thereafter, by the Trustee to the Debentureholders of the Debentures not tendered pursuant to the Change of Control Offer.

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Amalgamation, Mergers or Sale of Assets

The Indenture will provide that the Company may not without the consent of the Debentureholders enter into a transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (the “Successor”) whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or other otherwise, unless:

(a)	prior to or contemporaneously with the consummation of such transaction the Company and the Successor shall have executed such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the Successor will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Debentures;

(ii)	the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under the Indenture; and

(iii)	the Successor is incorporated under the law of a province or territory of Canada and in the case of an entity organized otherwise than under the laws of the Province of British Columbia, the Successor shall attorn to the jurisdiction of the courts of the Province of British Columbia;

(b)	such transaction, in the opinion of counsel, shall be on such terms as to preserve and not impair any of the rights and powers of the Trustee or of the Debentureholders under the Indenture; and

(c)	no condition or event shall exist as to the Company (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect to the transaction or immediately after the Successor shall become liable to pay the principal monies, premium, if any, Interest and other monies due or which may become due under the Indenture, which constitutes or would constitute an Event of Default;

provided, however, that, for the purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of transactions) of the properties or assets of one or more subsidiaries (other than to the Company or another wholly-owned subsidiary) which, if such properties or assets were directly owned by the Company, would constitute all or substantially all of the properties and assets of the Company and its subsidiaries taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company.

Upon the assumption of the Company’s obligations by the Successor in such circumstances, subject to certain exceptions, the Company will be relieved from all obligations and covenants under the Debentures and the Indenture. An assumption of the Company’s obligations under the Debentures and the Indenture by the Successor might be deemed for Canadian federal income tax purposes to be an exchange of the Debentures for new debentures by the holders thereof, resulting in recognition of gains or losses for such purposes and possible other adverse tax consequences to the holders.

Debentureholders should consult their own tax advisors regarding the tax consequences of such an assumption.

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Interest Payment Option

Principal and/or Interest is payable in cash or, at the Company’s option and subject to any required TSX approval, in freely tradeable Common Shares issued at a price equal to the VWAP of the Common Shares on the TSX for the 20 trading days ending on the fifth day prior to the date on which such Interest payment is due.

The Company may at its option, subject to any required regulatory approval and provided that no Event of Default has occurred and is continuing, satisfy its obligation to pay all or any part of the Interest on the Debentures (the “Interest Obligation”), on the date it is payable under the Indenture (an “Interest Payment Date”), by delivering a sufficient number of Common Shares to the Trustee to satisfy all or any part, as the case may be, of the Interest Obligation in accordance with the Indenture (the “Common Share Interest Payment Election”). The Indenture provides that, upon such election, the Trustee shall: (a) accept delivery from the Company of Common Shares; (b) accept bids with respect to, and consummate sales of, such Common Shares, each as the Company may direct in its absolute discretion; (c) invest the proceeds of such sales in permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Common Shares not invested as aforesaid, to satisfy the Interest Obligation; and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Company and the Trustee in order to effect the Common Share Interest Payment Election.

Neither the Company’s making of the Common Share Interest Payment Election nor the consummation of sales of Common Shares will: (a) result in the Debentureholders not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest payable on such Interest Payment Date; or (b) entitle such holders to receive any Common Shares in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default (“Event of Default”) in respect of the Debentures will occur if, among other things, any one or more of the following described events has occurred and is continuing with respect to such Debentures: (a) failure for 15 days to pay Interest on such Debentures when due; (b) failure to pay principal when due, whether at maturity, upon prepayment or conversion, by acceleration or otherwise; (c) default in the delivery, when due, of all cash and any Common Shares or other consideration, payable upon conversion with respect to the Debentures, which default continues for 15 days; (d) performance of any material covenant in the Indenture not cured within 30 days of the Company receiving written notice of such default; or (e) certain events with respect to the bankruptcy, insolvency, winding up or liquidation of the Company. If an Event of Default has occurred and is continuing, the Trustee may, in its discretion, and shall, upon the request in writing signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding, declare the principal of and Interest and premium, if any, on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of such Debentures then outstanding may, on behalf of all Debentureholders, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such Debentureholders shall prescribe.

Offers for Debentures

The Indenture provides that if an offer is made for the Debentures which is a take-over bid or issuer bid for Debentures within the meaning of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids and within the time provided in the offer or within 120 days after the date the offer is made, not less than 90% of the outstanding principal amount of the Debentures (other than Debentures beneficially owned or controlled at the date of the take-over bid or issuer bid, as applicable, by or on behalf of the offeror or associates, affiliates of the offeror or persons acting jointly or in concert with the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer for the same consideration per Debenture paid under such offer.

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Modification

The rights of the Debentureholders may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debentureholders resolutions passed at meetings of the Debentureholders by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding.

Depository Services

The Debentures will be issued and deposited in electronic form with CDS or its nominee pursuant to the book-based system administered by CDS. Certificates evidencing the Debentures will not be issued to investors and investors will receive only a customer confirmation from the Agent or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased.

The ability of a beneficial owner of Debentures to pledge such Debentures or otherwise take action with respect to such owner’s interest in such Debentures (other than through a CDS participant) may be limited due to the lack of a physical certificate. In addition, a beneficial owner of Debentures may not be able to sell Debentures to institutions required by laws to hold physical certificates for securities they own.

Neither the Company nor the Agents will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and those contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS participants. The rules governing CDS provide that it acts as the agent and depository for the CDS participants. As a result, CDS participants must look solely to CDS and persons, other than CDS participants, having an interest in the Debentures must look solely to CDS participants for payments made by or on behalf of the Company to CDS in respect of the Debentures.

The Debentures will be issued to beneficial owners in fully registered and certificated form (the “Debenture Certificates”) only if: (a) required to do so by applicable law; (b) the book-based system ceases to exist; (c) the Company or CDS advises the Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Debentures and the Company has not appointed a qualified successor depository; (d) the Company, at its option, decides to terminate the book-based system through CDS; or (e) after the occurrence of an Event of Default, provided that CDS participants acting on behalf of beneficial owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-based system through CDS is no longer in their best interest, and provided further that the Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Trustee must notify CDS, for and on behalf of CDS participants and beneficial owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the Debentures and receipt of instructions from CDS for the new registrations, the Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Company will recognize the holders of such Debenture Certificates as Debentureholders under the Indenture.

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Interest on the Debentures will be paid directly to CDS while the book-based system is in effect. If Debenture Certificates are issued, Interest will be paid by cheque drawn on the Company and sent by prepaid mail to the registered Debentureholder or by such other means as may become customary for the payment of Interest. Payment of principal, including payment in the form of Common Shares if applicable, and the Interest due, at maturity or on a prepayment of Debentures, will be paid directly to CDS while the book-based system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Common Shares if applicable, and Interest due, at the Maturity Date or on a prepayment date, will be paid upon surrender thereof at any office of the Trustee or as otherwise specified in the Indenture.

Transfers of beneficial ownership in Debentures will be effected through records maintained by CDS or its nominees for such Debentures (with respect to interests of CDS participants) and on the records of CDS participants (with respect to interests of persons other than CDS participants). Unless the Company elects, in its sole discretion, to prepare and deliver Debenture Certificates, beneficial owners who are not participants in CDS’ book-based system, but who desire to purchase, sell or otherwise transfer ownership of or other interests in Debentures, may do so only through participants in CDS’ book-based system.

PLAN OF DISTRIBUTION

General

Pursuant to the terms and conditions of the Agency Agreement, the Company has engaged the Agents as its agents to offer for sale to the public on a commercially reasonable “best efforts” basis, up to $15,000,000 aggregate principal amount Debentures at a price of $1,000 per Debenture, payable in cash to us against delivery of the Debentures for aggregate gross proceeds of $15,000,000. In consideration for their services in connection with the Offering, we have agreed to pay the Agents a commission equal to $60 per Debenture (being 6% of the Offering Price), including any Additional Debentures forming part of the Agents’ Option. It is estimated that the total expenses of the Offering, not including the Agents’ commission, will be approximately $●.

The terms of the Offering Price were determined by negotiation between the Company and the Lead Agent on its own behalf and on behalf of the other Agents. The Agents may form a selling group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Agents out of their fees.

The Company has granted to the Agents the Agents’ Option, which is exercisable, in whole or in part, at any time up to 48 hours prior to the Closing to increase the size of the Offering by up to 15%, or up to an additional $2,250,000 aggregate principal amount of Debentures, by giving written notice of the exercise of the Agents’ Option, or any part thereof, on the same terms as set forth above. This short form prospectus also qualifies the grant of the Agents’ Option and the distribution of the Additional Debentures upon the exercise of the Agents’ Option.

While the Agents will use their best efforts to sell the Debentures offered hereby, the Agents will not be obligated to purchase the Debentures that are not sold. The obligations of the Agents under the Agency Agreement are several and may be terminated at the Agent’s discretion upon the occurrence of certain stated events, including “material change out”, “disaster out”, “regulatory out”, “market out” and “breach out” clauses.

Mogo has applied to the TSX to list the Debentures and the Common Shares issuable on the conversion of the Debentures. Such listings will be subject to the Company fulfilling all of the listing requirements of the TSX.

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Under applicable securities laws in Canada, certain persons and individuals, including us and the Agents, have statutory liability for any misrepresentation in this short form prospectus, subject to available defences. We have agreed to indemnify the Agents and their directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under securities legislation in Canada, and to contribute to any payments that the Agents may be required to make in respect thereof.

The Closing is expected to occur on or about May ●, 2017, or such other date not later than 90 days after the date of the receipt for this short form prospectus.

In connection with the Offering, certain of the Agents or securities dealers may distribute this short form prospectus electronically.

Price Stabilization, Short Positions and Passive Market Making

In connection with the Offering, the Agents may, subject to applicable law, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress.

Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Agents may not, at any time during the period of distribution, bid for or purchase securities of the Company. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX, including UMIR, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Agents at any time. The Agents may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

Non-Certificated Inventory System

No certificates representing the Debentures will be issued to purchasers under this short form prospectus. Registration will be made in the depository service of CDS, or to its nominee, and electronically deposited with CDS on the Closing Date. Each purchaser of Debentures will receive only a customer confirmation of purchase from the participants in the CDS depository service (“CDS Participants”) from or through which such Debentures are purchased, in accordance with the practices and procedures of such CDS Participant. Transfers of ownership of Debentures in Canada will be effected through records maintained by the CDS Participants, which include securities brokers and dealers, banks and trust companies. Indirect access to the CDS book entry system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly.

Lock-Up Arrangements

Pursuant to the Agency Agreement, the Company has agreed that it will not, for a period of 90 days following the Closing Date of the Offering, directly or indirectly, without the prior written consent of the Lead Agent, on behalf of the Agents, such consent not to be unreasonably withheld, offer, sell or issue, or negotiate or enter into any agreement to offer, sell or issue, any securities of the Company or make any announcement with respect to the foregoing, excluding: (i) any issuance of securities pursuant to the exercise or conversion, as the case may be, of securities of the Company outstanding on the date hereof; (ii) grants of rights and option under the Company’s stock option plan; (iii) any issuance of securities as part of an acquisition; (iv) the exercise of the Agents’ Option; (v) any issuance of non-convertible debt securities; or (vi) any issuance or sale of securities in connection with a strategic transaction.

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The Company has agreed to use commercially reasonable efforts to cause the directors and executive officers of the Company and their respective associates to enter into lock-up agreements, in form and substance satisfactory to the Agents, on the closing of this Offering, pursuant to which they will agree not to, for a period ending on the date that is 90 days following the closing of this Offering, directly or indirectly, offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or announce any intention to do any of the foregoing, any Common Shares, Debentures or other securities of the Company held by them, directly or indirectly, unless (a) the prior written consent of Lead Agent on behalf of the Agents (such consent not to be unreasonably withheld or delayed) has been obtained, or (b) there occurs a take-over bid or similar transaction involving a change of control of the Company.

Selling Restrictions

Other than in each of the Canadian provinces, no action has been taken by us or the Agents that would permit a public offering of the securities offered by this short form prospectus in any jurisdiction where action for that purpose is required. The securities offered by this short form prospectus may not be offered or sold, directly or indirectly, nor may this short form prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this short form prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this short form prospectus. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this short form prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This short form prospectus is only being and may only be distributed to and directed at: (i) persons outside the United Kingdom (the “UK”); or (ii) persons in the UK who (a) are “qualified investors” within the meaning of Section 86(7) of the UK Financial Services and Markets Act 2000, as amended (the “FSMA”) and fall within the categories of persons referred to in Article 19(5) (investment professionals) or Article 49(2)(a)-(d) (high net worth companies, unincorporated associations, etc.) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Financial Promotions Order”); or (b) are otherwise lawfully permitted to receive it (all such persons together being referred to as “relevant persons”). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. By accepting a copy of this document and by offering to acquire Debentures under the Offering, potential investors in the UK will be deemed to have represented that they satisfy the criteria specified in clause (ii) above to be a relevant person, and acknowledge that each of the Company and the Agents is relying on such representation. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is not a prospectus for the purposes of Section 85(1) of the FSMA and contains no offer of transferable securities to the public within the meaning of section 102B of the FSMA, the UK Companies Act 2006 or otherwise. Accordingly, this document has not been examined or approved as a prospectus by the UK Financial Conduct Authority (the “FCA”), under Section 87A of the FSMA and has not been filed with the FCA pursuant to the rules published by the FCA implementing the Prospectus Directive (Directive 2003/71/EC) (the “United Kingdom Prospectus Rules”) nor has it been approved by a person authorized under the FSMA for the purposes of Section 21 of the FSMA.

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In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”), an offer to the public of the securities offered under this short form prospectus may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer of such securities to the public in that Relevant Member State may be made at any time: (i) to qualified investors (as defined in Article 2(1)(e) of the Prospectus Directive or implementing legislation in the Relevant Member State (“European Qualified Investors”); (ii) to fewer than 150 natural or legal persons (other than European Qualified Investors); or (iii) in any other circumstances which do not require the publication by the Company or the Agents of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purpose of this provision, the expression an “offer of such securities to the public” in relation to any securities offered under this document in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for such securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Relevant Member. Each purchaser of Debentures located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a European Qualified Investor.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated share and loan capital of Mogo from March 31, 2017 to the date of this short form prospectus. The consolidated capitalization of Mogo as at March 31, 2017 after giving effect to the Offering and the anticipated use of net proceeds of the Offering, will result in an increase in the long term debt of Mogo equal to the aggregate principal amount of the Debentures. None of the net proceeds of the Offering will be used to reduce Mogo’s existing long-term debt.

EXISTING INDEBTEDNESS OF THE COMPANY

The Company is party to two credit facilities that finance most of the loans made to its members.

A credit facility relating to certain of the short-term loans offered by the Company (the “Credit Facility - ST”) was made available to the Company by the lenders pursuant to the revolving credit and guarantee agreements between, among others, Fortress and the Company dated February 25, 2014, as amended. The Credit Facility - ST is the Company’s primary source of funding for its short-term loan products. The Credit Facility - ST includes interest expense, fees, and amortization of deferred financing costs. The Credit Facility - ST authorizes an operating line up to a maximum of $30 million. The Credit Facility - ST can be expanded to $50 million with the consent of the lender. The Credit Facility - ST bears interest at a variable rate of London Interbank Offered Rate (“LIBOR”) plus 13.00%, with a LIBOR floor of 2.00% and with an additional 0.50% charged on the unused portion of the facility. The Company’s obligations under the Credit Facility ST are guaranteed by certain of the Company’s subsidiaries and secured by a security interest over the assets of such subsidiaries. As at March 31, 2017, the Company owed Fortress $24,722,398 under the Credit Facility - ST.

A credit facility relating to certain of the long-term loans offered by the Company (the “Credit Facility - Liquid”) was entered into by the Company through a special purpose entity called Mogo Finance Trust. The Credit Facility - Liquid has been established pursuant to the revolving credit and guarantee agreements between, among others, Fortress and Mogo Finance Trust dated September 1, 2015, as amended. The Credit Facility - Liquid is authorized with an initial commitment of $50 million. At the Company’s request and subject to certain conditions, the Credit Facility - Liquid can be expanded for up to $200 million. The Credit Facility - Liquid is being used to finance the continued expansion of the Company’s installment loans of up to $35,000 per loan. The Credit Facility - Liquid is secured by the Liquid installment loans and therefore there is no recourse to the Company other than with respect to certain limited and narrow ‘bad boy’ acts.

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EARNINGS COVERAGE

The following earnings coverage ratios are calculated for the twelve months ended December 31, 2016 and March 31, 2017.

The earnings (loss) of the Company before interest and income tax expense for the twelve-month periods ended December 31, 2016 and March 31, 2017 were $(4,711,443) and $(3,485,971), respectively and the interest expense for the twelve-month periods ended December 31, 2016 and March 31, 2017 were $12,380,059 and $12,533,409, respectively, for a ratio of (0.38) and (0.28) times, respectively. The dollar amount of earnings of the Company before interest and income tax required to achieve a ratio of 1.00 times for the twelve-month periods ended December 31, 2016 and March 31, 2017 would have been $12,380,059 and $12,533,409, respectively.

After giving effect to the issuance of the Debentures (without giving effect to the issuance of any Debentures pursuant to the exercise of the Agents’ Option), the pro forma earnings (loss) of the Company before interest and income tax expense for the twelve-month periods ended December 31, 2016 and March 31, 2017 were $(4,711,443) and $(3,485,971), respectively. The pro forma interest expense for the twelve-month periods ended December 31, 2016 and March 31, 2017 were $13,880,059 and $14,033,409, respectively, for a ratio of (0.34) and (0.25) times, respectively. The dollar amount of earnings of the Company before interest and income tax required to achieve a ratio of 1.00 times for the twelve-month periods ended December 31, 2016 and March 31, 2017 would have been $13,880,059 and $14,033,409, respectively.

RISK FACTORS

Prospective investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this short form prospectus, and all other information contained in this short form prospectus and the information incorporated by reference in this short form prospectus (and in particular, the risk factors under the heading “Risk Factors” beginning at page 17 of the AIF) before purchasing Debentures. The risks and uncertainties described in this short form prospectus and the information incorporated by reference herein are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the our Common Shares could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and prospective investors could lose all or part of their investment.

Risks Related to the Offering

Market for the Debentures

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. There can be no assurance that an active or liquid trading market will develop for the Debentures after the Offering, or if developed, that such a market will be sustained at the price level of the Offering. If an active or liquid market for the Debentures fails to develop or be sustained, the prices at which the Debentures trade may be adversely affected.

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The market price of the Debentures will be based on a number of factors, including but not limited to: (i) the prevailing interest rates being paid by entities similar to the Company; (ii) the overall condition of the financial and credit markets; (iii) interest rate volatility; (iv) the markets for similar securities; (v) the financial condition, results of operations and prospects of the Company; (vi) the publication of earnings estimates or other research reports and speculation in the press or investment community; (vii) the market price and volatility of the Common Shares; (viii) changes in the industry in which the Company operates and competition affecting the Company; and (ix) general market and economic conditions.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Debentures.

Existing Indebtedness; Ability to pay Principal and Interest

The Debentures will be subordinated to the Company’s present secured indebtedness with Fortress and to any other future secured indebtedness of a similar nature. Therefore, if the Company becomes bankrupt, liquidates its assets, reorganizes or enters into certain other transactions, the Company’s assets will be available to pay its obligations with respect to the Debentures only after it has paid all of such senior secured indebtedness in full. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding. Given that certain of the Company’s subsidiaries have guaranteed the Company’s obligations under the Credit Facility - ST, and those subsidiaries are not providing security under the Debentures, the Debentures are effectively subordinate to claims of creditors (including trade creditors) of the Company’s subsidiaries except to the extent the Company is a creditor of any such subsidiaries ranking at least pari passu with such other creditors.

In the event the financial condition of the Company deteriorates, the Company may not be able to pay principal and/or Interest on the Debentures.

Absence of Covenant Protection

The Indenture will not restrict the Company from incurring additional indebtedness for borrowed money or for mortgaging, pledging or charging its properties to secure any indebtedness, nor will the Indenture prohibit or limit the ability of the Company to pay dividends, except where an Event of Default has occurred and such default has not been cured or waived. The Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Company.

Prevailing Yields on Similar Securities

Prevailing yields on similar securities will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

Possible Dilutive Effects on Holders of Common Shares

The Company may determine to redeem outstanding Debentures for Common Shares or repay outstanding principal amounts of the Debentures at maturity by issuing additional Common Shares. Accordingly, holders of Common Shares may suffer dilution.

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Coverage Ratios

See “Earnings Coverage”, which is relevant to an assessment of the risk that the Company may be unable to pay Interest or principal on the Debentures when due.

Investment Eligibility

The Company will endeavour to ensure that the Debentures will be qualified investments for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan (“DPSP”) (except a DPSP to which the Company, or an employer that does not deal at arm’s length with the Company, has made a contribution), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and tax-free savings account (“TFSA”) as described under “Eligibility for Investment”. No assurance can be given in this regard. The Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) imposes penalties for the acquisition or holding of non-qualified investments by such plans.

Change in Tax Laws

The Indenture will not contain a requirement that the Company increase the amount of Interest or other payments to holders of Debentures in the event that the Company is required to withhold amounts in respect of income or similar taxes on payment of Interest or other amounts on the Debentures. At present, the Company will not withhold from such payments to holders of Debentures resident in Canada or in the United States who deal at arm’s length with the Company, but no assurance can be given that applicable income tax laws or treaties will not be changed in a manner that may require the Company to withhold amounts in respect of tax payable on such amounts. Non-residents of Canada should consult their own tax advisors regarding the tax consequences of acquiring and holding Debentures.

Withholding Tax and Participating Debt Interest

Effective January 1, 2008, the Tax Act was amended to generally eliminate withholding tax on interest paid or credited to non-residents of Canada with whom the payor deals at arm’s length. However, Canadian withholding tax continues to apply to payments of “participating debt interest”. For purposes of the Tax Act, participating debt interest is generally interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion of the obligation or payment on maturity), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an “excess”). The deeming rule does not apply in respect of certain “excluded obligations”, although it is not clear whether a particular convertible debenture would qualify as an “excluded obligation”. If a convertible debenture is not an “excluded obligation”, issues that arise are whether any excess would be considered to exist, whether any such excess which is deemed to be interest is “participating debt interest”, and if the excess is participating debt interest, whether that results in all interest on the obligation being considered to be participating debt interest.

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The Canada Revenue Agency (the “CRA”) has stated that no excess, and therefore no participating debt interest, would in general arise on the conversion of a “standard convertible debenture” (as that term was defined in a letter from the Joint Committee on Taxation of the Canadian Bar Association and the Canadian Institute of Chartered Accountants sent to the CRA on May 10, 2010) and therefore, there would be no withholding tax in such circumstances (provided that the payor and payee deal at arm’s length for purposes of the Tax Act). There is a risk that CRA could take the position that amounts paid or payable to a non-resident holder of Debentures on account of Interest or any excess may be subject to Canadian withholding tax at a rate of 25% (subject to any reduction in accordance with any applicable income tax treaty or convention). As noted under “Change in Tax Laws” above, the Indenture will not contain a requirement that the Company increase the amount of Interest or other payments to holders of Debentures in the event that it is required to withhold Canadian withholding tax on payment of Interest (including any excess that may be considered to be participating debt interest).

The Debentures May be Prepaid by the Company Prior to Maturity

The Company will be entitled, at any time after 12 months from the Closing Date and at any time prior to the Maturity Date, with not less than 30 days’ written notice to any Debentureholder, to prepay a Debentureholder’s Debenture in whole, or in part, plus accrued Interest, in cash, as described under “Description of the Debentures – Prepayment”. Holders of the Debentures should assume that this prepayment option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to prepay the Debentures.

Early Conversion Option

The Company will be entitled, prior to the Maturity Date and at any time that the 20-day VWAP of the Common Shares on the TSX exceeds 115% of the Conversion Price, to provide not less than 30 days’ written notice to any Debentureholder to convert such Debentureholder’s Debentures in whole or in part, including any accrued but unpaid Interest, into Common Shares; provided however, if the conversion is to occur within 12 months from the Closing Date, then the Conversion Price will be reduced to $4.25 per Common Share (subject to adjustment in accordance with the Indenture) and Debentureholders whose Debentures are being so converted will be entitled to receive the Interest that would have accrued during the 12-month period from the Closing Date in accordance with the terms of the Debenture. See “Description of the Debentures – Early Conversion Option”.

Use of Proceeds

The Company currently intends to allocate the net proceeds of the Offering as described under “Use of Proceeds” in this short form prospectus. However, management will have the discretion in the actual application of the net proceeds of the Offering, and may elect to allocate the proceeds differently from that described in “Use of Proceeds” if it is believed it would be in the best interests of the Company to do so as circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of the Company.

The market price for our Common Shares may be volatile and your investment could suffer a decline in value.

The market price of our Common Shares could be subject to significant fluctuations after the Offering. The volatility may affect the ability of Debentureholders to sell the Debentures at an advantageous price and may result in greater volatility in the market price of the Debentures than would otherwise be expected for non-convertible securities. Some of the factors that may cause the market price of our Common Shares to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

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•	short sales, hedging and other derivative transactions in our Common Shares;

•	litigation or regulatory action against us;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with Canadian securities regulators, including our financial statements;

•	publication of research reports or news stories about us, our competitors or our industry;

•	positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of our Common Shares by existing shareholders;

•	recruitment or departure of key personnel;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

•	the other risk factors described in this section of this short form prospectus.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of the Common Shares may be materially adversely effected.

In addition, broad market and industry factors may harm the market price of our Common Shares. Hence, the price of our Common Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Common Shares regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, and our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

Future sales of our securities by existing shareholders or optionholders or by us could cause the market price for our Common Shares to fall.

Sales of a substantial number of our Common Shares in the public market could occur at any time after the expiration of the 90-day contractual lock-up period described in the “Plan of Distribution – Lock-up Arrangements” section of this short form prospectus. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could significantly reduce the market price of our Common Shares and the market price could decline below the Offering Price. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our Common Shares. If the market price of our Common Shares was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investments.

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Further, we cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant. Accordingly, if you purchase Debentures in the Offering, realization of a gain on your investment will depend on the appreciation of the price of our Common Shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Common Shares.

If securities or industry analysts cease to publish research reports or publish inaccurate or unfavorable research about us or our business, our trading price and volume could decline.

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Shares could decrease, which could cause our trading price and volume to decline.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, our counsel, and Fasken Martineau DuMoulin LLP, counsel to the Agents, the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a holder who acquires Debentures pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times, holds the Debentures and the Common Shares, if any, issued on the conversion, prepayment or maturity of the Debentures (the “Securities”) as capital property and deals at arm’s length with the Company and the Agents and is not affiliated with the Company. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to (i) a holder that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) a holder an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iii) a holder that is a “specified financial institution” as defined in the Tax Act, (iv) a holder who has entered or will enter into a “derivative forward agreement”, as defined in the Tax Act, in respect of any of the Securities or (v) a holder whose functional currency for the purposes of the Tax Act is the currency of a country other than Canada. Any such holder should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the “Proposed Amendments”) and Stikeman Elliott LLP’s understanding of the current published administrative practices of the CRA. This summary assumes the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

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This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Securities, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Securities pursuant to this offering, having regard to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder of Securities who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is resident in Canada (a “Resident Holder”).

Certain Resident Holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have the Securities, and all other “Canadian securities” (as defined in the Tax Act) owned by such holders in the year of the election or in any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders who are considering making such election should consult their own tax advisors.

Taxation of Interest on Debentures

A Resident Holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any Interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the Resident Holder before the end of that taxation year, except to the extent that such Interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual, will be required to include in computing income for a taxation year all Interest on the Debentures that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), except to the extent that the Interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if at any time a Debenture should become an “investment contract” (as defined in the Tax Act) in relation to a Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any Interest that accrues to the Resident Holder on the Debenture up to any “anniversary day” (as defined in the Tax Act) in that year to the extent such Interest was not otherwise included in the Resident Holder’s income for that year or a preceding year.

A Resident Holder of Debentures that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay the refundable tax of 10⅔% on its “aggregate investment income”, which is defined in the Tax Act to include interest income.

Exercise of Conversion Privilege

Generally, a Resident Holder who converts a Debenture into Common Shares (or Common Shares and cash delivered in lieu of a fraction of a Common Share) pursuant to the conversion privilege will be deemed not to have disposed of the Debenture and, accordingly, will not be considered to realize a capital gain (or capital loss) on such conversion. Under the current administrative practice of the CRA, a Resident Holder who, upon conversion of a Debenture, receives cash not in excess of $200 in lieu of a fraction of a Common Share may either treat this amount as proceeds of disposition of a portion of the Debenture, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the Common Shares that the Resident Holder receives on the conversion by the amount of the cash received.

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Upon the conversion of a Debenture, Interest accrued thereon, to the extent not otherwise previously included in income, will be included in computing the income of the Resident Holder as described above under “Holders Resident in Canada – Taxation of Interest on Debentures”.

The aggregate cost to a Resident Holder of the Common Shares acquired on the conversion of a Debenture will generally be equal to the aggregate of the Resident Holder’s adjusted cost base of the Debenture immediately before the conversion minus any reduction of adjusted cost base for fractional shares as discussed above. The adjusted cost base to a Resident Holder of Common Shares at any time will be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time.

Disposition of Debentures

A disposition or deemed disposition of a Debenture by a Resident Holder, whether to the Company or another party, and including a payment on maturity or purchase for cancellation, but not including the conversion of a Debenture into Common Shares pursuant to the Resident Holder’s right of conversion as described above, will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

If the Company pays any amount upon the prepayment, purchase or maturity of a Debenture by issuing Common Shares to the Resident Holder, the Resident Holder’s proceeds of disposition of the Debenture will be equal to the fair market value, at the time of disposition of the Debenture, of the Common Shares and any other consideration so received, but not including amounts in respect of Interest, as described below. The Resident Holder’s adjusted cost base of the Common Shares so received will be equal to the fair market value of such Common Shares. The adjusted cost base to a Resident Holder of Common Shares at any time will be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time.

Upon a disposition or deemed disposition of a Debenture, Interest accrued thereon to the date of disposition, to the extent that such Interest has not otherwise been included in computing the income of the Resident Holder, will be included in computing the income of the Resident Holder as described above under “Taxation of Interest on Debentures”, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Debenture.

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Resident Holder (other than to the Company, unless purchased by the Company in the open market in a manner in which shares are normally purchased by any member of the public in the open market, or in a tax-deferred transaction) will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

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Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, whether directly or indirectly through another partnership or a trust.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay the refundable tax of 10⅔% on its “aggregate investment income”, which is defined to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Receipt of Dividends on Common Shares

A Resident Holder will generally be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on Common Shares during such taxation year.

In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit rules for “eligible dividends”. Eligible dividends will generally include dividends paid by taxable Canadian corporations, such as the Company, where those dividends have been designated as “eligible dividends” by the corporation at or prior to the time the dividends are paid. There are limitations on the ability of a corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, dividends received (or deemed to be received) on Common Shares by the Resident Holder will generally be included in the Resident Holder’s income for the taxation year in which such dividends are received and will generally be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A “private corporation” or “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax of 38⅓% under Part IV of the Tax Act on dividends received (or deemed to be received) on Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

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Holders Not Resident in Canada

The following discussion applies to a holder of Securities who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is neither resident nor deemed to be resident in Canada; (ii) does not, and is not deemed to, use or hold Securities in carrying on a business in Canada; (iii) is not a “specified shareholder” of the Company for purposes of subsection 18(5) of the Tax Act or a person who does not deal at arm’s length with such a specified shareholder; and (iv) deals at arm’s length with any transferee that is resident in Canada for purposes of the Tax Act to whom the holder disposes of a Security (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an authorized foreign bank (as defined in the Tax Act).

Taxation of Interest on Debentures

A Non-Resident Holder will generally not be subject to Canadian withholding tax in respect of amounts paid or credited by the Company as, on account or in lieu of, or in satisfaction of, Interest or principal on the Debentures, except as described below. See “Risk Factors – Withholding Tax and Participating Debt Interest”.

Exercise of Conversion Privilege

The conversion of a Debenture into Common Shares (or Common Shares and cash delivered in lieu of a fraction of a Common Share) on the exercise of a conversion privilege by a Non-Resident Holder will generally be deemed not to constitute a disposition of the Debenture and, accordingly, a Non-Resident Holder will not realize a gain or a loss on such conversion.

Upon the conversion of a Debenture into Common Shares (or Common Shares and cash delivered in lieu of a fraction of a Common Share), any payment representing Interest accrued from the date of the last payment of Interest to the date of conversion, or any deemed payment of Interest, will be subject to the Canadian federal income tax considerations described above under “Holders Not Resident in Canada – Taxation of Interest on Debentures”.

Disposition of Debentures and Common Shares

In the event that a Debenture is prepaid, purchased for cancellation, or subject to conversion that is settled in cash or partly in cash by the Company (but not including a conversion of a Debenture into Common Shares (or Common Shares and cash in lieu of a fraction of a Common Share) pursuant to the Non-Resident Holder’s conversion privilege as described above), or is purchased by any other resident or deemed resident of Canada (a “Canadian Transferee”) from a Non-Resident Holder, or is otherwise assigned or transferred by a Non-Resident Holder to a Canadian Transferee, for an amount which exceeds, generally, the issue price thereof, all or a portion of such excess may be subject to Canadian withholding tax. See “Risk Factors — Withholding Tax and Participating Debt Interest”.

A Non-Resident Holder generally will not be subject to tax under the Tax Act on a disposition of a Debenture (including as a result of a prepayment, payment on maturity or purchase for cancellation) or of a Common Share, as the case may be, unless the Debenture or Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are then listed on a designated stock exchange (which currently includes the TSX), the Debentures and the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition of the Debenture or Common Share, as the case may be: (i) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, one or more partnerships in which the Non-Resident Holder or any such persons held a membership interest (either directly or indirectly through one or more partnerships), or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interests in, such properties.

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Receipt of Dividends on Common Shares

Where a Non-Resident Holder receives or is deemed to receive a dividend on Common Shares, the amount of such dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. Where the Non-Resident Holder is a resident of the United States who is entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends (a “US Holder”), the rate of Canadian withholding tax applicable to dividends is generally reduced to 15% (or 5% in the case of a US Holder that is a company beneficially owning at least 10% of the Company’s voting shares).

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, our counsel, and Fasken Martineau DuMoulin LLP, counsel to the Agents, based on the current provisions of the Tax Act in force on the date of this short form prospectus, provided that the Common Shares are listed on a designated stock exchange in Canada (which currently includes the TSX), the Debentures offered pursuant to this short form prospectus and the Common Shares issued on the conversion, prepayment or maturity of the Debentures, in all cases if issued on the date hereof, would be qualified investments under the Tax Act for a trust governed by an RRSP, RRIF, DPSP (except, in the case of the Debentures, a DPSP to which the Company, or an employer that does not deal at arm’s length with the Company, has made a contribution), RESP, RDSP or TFSA, each as defined in the Tax Act.

Notwithstanding that the Debentures and Common Shares may be qualified investments for trusts governed by a TFSA, RRSP or RRIF, the holder of a TFSA or the annuitant of a RRSP or RRIF, as the case may be, will be subject to a penalty tax in respect of Debentures and Common Shares if such Debentures or Common Shares are a “prohibited investment” within the meaning of the Tax Act. The Debentures and Common Shares will generally not be a “prohibited investment” provided that the holder of the TFSA or the annuitant of the RRSP or RRIF does not have a “significant interest” in the Company, within the meaning of the prohibited investment rules in the Tax Act, and the Company deals at arm’s length with the holder or annuitant for purposes of the Tax Act. In addition, the Debentures and Common Shares will not be a prohibited investment if they are “excluded property” as defined in the Tax Act. Holders of a TFSA or annuitants of a RRSP or RRIF should consult their own tax advisors as to whether the Debentures or Common Shares will be prohibited investments in their particular circumstances.

On March 22, 2017, the Minister of Finance (Canada) announced proposals to amend the Tax Act to extend the “prohibited investment” rules and corresponding provisions, which are currently applicable to RRSPs, RRIFs and TFSAs, to RESPs and RDSPs. These proposals are intended to apply to transactions occurring and investments acquired after March 22, 2017, subject to certain transitional rules.

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LEGAL MATTERS

The matters referred to under “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, as well as certain other legal matters relating to the issue and sale of the Debentures, will be passed upon on our behalf by Stikeman Elliott LLP and on behalf of the Agents by Fasken Martineau DuMoulin LLP. As at the date of this short form prospectus, the partners and associates of each of Stikeman Elliott LLP and Fasken Martineau DuMoulin LLP beneficially own, directly and indirectly, less than 1% of our issued and outstanding securities or securities of our affiliates or associates.

LEGAL PROCEEDINGS

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

AUDITOR, TRANSFER AGENT AND REGISTRAR

MNP LLP, Chartered Professional Accountants, is our auditor and has confirmed that it is independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Manitoba.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of convertible securities such as the Debentures, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, in certain provincial securities legislation, to the price at which the convertible security is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages, or consult with a legal advisor.

Original purchasers of Debentures will have a contractual right of rescission against the Company in respect of the conversion of such Debentures. The contractual right of rescission will entitle such original purchasers to receive the subscription price for each Debenture for which such original purchasers subscribed, in the event that this short form prospectus contains a misrepresentation, provided that both the conversion occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of the Debentures under this prospectus. The contractual right of action for rescission is available only to an original purchaser either while the original purchaser is a holder of the Debentures purchased or while the original purchaser is a holder of the Common Shares issued upon conversion of such Debentures. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 the Securities Act (Ontario) or otherwise at law.

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CERTIFICATE OF THE ISSUER

Dated: May 8, 2017

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

(Signed) David Feller	(Signed) Gregory Feller
Chief Executive Officer	President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Ron Patterson	(Signed) Tom Liston
Director	Director

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CERTIFICATE OF THE AGENTS

Dated: May 8, 2017

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

Mackie Research Capital Corporation

(Signed) Ezra Chang

Director, Investment Banking

Cormark Securities Inc.

(Signed) Marwan Kubursi

Managing Director, Investment Banking

Canaccord Genuity Corp.

(Signed) Michael Lauzon

Managing Director, Investment Banking

Haywood Securities Inc.	M Partners Inc.

(Signed) Lawrence Rhee	(Signed) Michael Krestell
Managing Director, Investment Banking	President

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